SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 24 June 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Bank of Ireland

2. Name of director

Brian Goggin (Director)
John O'Donovan (Director)
John Clifford (Secretary)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Brian Goggin
John O'Donovan
John Clifford

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Brian Goggin
Vesting of 6,882 units of Ordinary Stock (50% of the conditional award of 13,763) under the 2002 Long Term Performance Stock Plan (LTPSP).
John O'Donovan
Vesting of 5,028 units of Ordinary Stock (50% of the conditional award of 10,055) under the 2002 Long Term Performance Stock Plan (LTPSP).
John Clifford
Vesting of 2,852 units of Ordinary Stock (50% of the conditional award of 5,703) under the 2002 Long Term Performance Stock Plan (LTPSP).

7. Number of shares / amount of stock acquired

Brian Goggin 6,882
John O'Donovan 5,028
John Clifford 2,852

8. Percentage of issued class

Brian Goggin 0%
John O'Donovan 0%
John Clifford 0%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Stock

12. Price per share

N/A

13. Date of transaction

24 June 2005

14. Date company informed

24 June 2005

15. Total holding following this notification

Brian Goggin 423,716
John O'Donovan 58,391
John Clifford 63,581

16. Total percentage holding of issued class following this notification

Brian Goggin 0.04%
John O'Donovan 0.006%
John Clifford 0.007%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

21 June 2005 for both the Executive Stock Option Scheme 2004 (ESOS) and the Long Term Incentive Plan 2004 (LTIP)

18. Period during which or date on which exercisable

ESOS - 21 June 2008 to 21 June 2015
LTIP - Earliest Vesting Date is 21 June 2008

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

Units of Ordinary Stock:-
Brian Goggin - ESOS 77,500; LTIP 116,500
John O'Donovan - ESOS 32,500; LTIP 32,500
John Clifford - ESOS 13,000; LTIP 9,500

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Euro 12.85 for ESOS. Not Applicable for LTIP.

22. Total number of shares or debentures over which options held following this notification

Brian Goggin ESOS 289,500; LTIP/LTPSP 255,500; SAYE 4,261
John O'Donovan ESOS 157,500; LTIP/LTPSP 81,558; SAYE 2,653
John Clifford ESOS 139,500; LTIP/LTPSP 32,830; SAYE 1,522

23. Any additional information

Sub-Committee of the Group Remuneration Committee approved the ESOS and LTIP awards on 23 June 2005.

24. Name of contact and telephone number for queries

Peter Nugent
+ 353 1 6043402

25. Name and signature of authorised company official responsible for making this notification

Peter Nugent

Date of Notification

24 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 24 June 2005